Exhibit 99.78

Kangari Consulting LLC

NI 43-101 Technical Report – Janet Ivy Gold Mine	Page 55

29	Date and Signatures

To: TSX Venture Exchange
Ontario Securities Commission

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Government of Newfoundland and Labrador, Financial Services Regulation Division

I, Timothy Strong, do hereby consent to the public filing of the technical report entitled NI43-101 Technical Report Janet Ivy Gold Mine, Western Australia, Australia, and dated October 05, 2021 (the “Technical Report”) by Vox Royalty Corp. (the “Issuer”) under its profile on SEDAR at www.sedar.com..

/s/ Timothy J Strong
Miami, USA October, 2021	Timothy J Strong MIMMM Principal Geologist

To: TSX Venture Exchange
Ontario Securities Commission

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Government of Newfoundland and Labrador, Financial Services Regulation Division

I, Matthew Randall, do hereby consent to the public filing of the technical report entitled NI43-101 Technical Report Janet Ivy Gold Mine, Western Australia, Australia, and dated October 05, 2021 (the “Technical Report”) by Vox Royalty Corp. (the “Issuer”) under its profile on SEDAR at www.sedar.com..

/s/ Matthew Randall
Langley, UK October, 2021	Matthew Randall CEng MIMMM Principal Mining Engineer

TS/MR